Exhibit 4.64

n e w s    r e l e a s e

NORANDA REORGANIZES RECYCLING BUSINESS UNIT
New Company Will Better Position Noranda As The Recycling Partner of Choice

TORONTO, ONTARIO, July 8, 2003 — Noranda Inc. announced today that is has re-organized its wholly-owned, U.S.-based, recycling operations into a new company called Noranda Recycling Inc. Noranda Recycling is part of Noranda's Canadian Copper and Recycling business unit and is based in San Jose, California.

The new organization will consist of three recycling facilities that were previously operated by Micro Metallics Corporation. These facilities are located in San Jose and Roseville California, as well as Lavergne, Tennessee. A fourth plant is located in East Providence, Rhode Island and was operated by Noranda Sampling Inc. The new Company will employ approximately 200 people.

Noranda Inc. is also in the process of commissioning a new end-of-life electronics' recycling facility in Brampton, Ontario. Production at the new facility is scheduled to begin later in July and it is expected to process approximately one million pounds a month of end-of-life electronics.

"Creating one organization that is dedicated to the sustainable recovery and recycling of metals will enable Noranda to better position its industry leading recycling services to a broad range of manufacturers and suppliers," stated Steve Skurnac, President, Noranda Recycling Inc. "This also demonstrates Noranda's commitment to sustainable development as we strive to become one of the world's leading recyclers of electronic materials and as the recycling partner of choice."

The San Jose and East Providence facilities will continue to focus on copper and precious metal recovery from electronics, telecommunications, automotive, refining and metal fabrication industries. The Brampton, Roseville and Lavergne facilities will focus on end-of-life electronics recycling through Noranda's relationship with Hewlett Packard and other original equipment manufacturers. On average, approximately 150,000 tonnes (15%) of the raw material feed for Noranda's primary Canadian copper and recycling operations is derived from recyclable materials.

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Noranda Inc. is a leading international mining and metals company with more than 49 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 15,000 people. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

CONTACTS: www.noranda.com

Dale Coffin	Steve Skurnac
Director, External Communications	President — Noranda Recycling Inc.
416-982-7161	San Jose, California
dale.coffin@toronto.norfalc.com	408-998-4930